AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO THE PROTECTED INVESTMENT OPTION

This Endorsement is part of your Contract and its provisions will apply instead of any Contract provisions to the contrary.

In this Endorsement, “we”, “our” and “us” mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner. For purposes of this Endorsement, references to “Contract” also include “Certificate.”

This Endorsement is effective upon your [Contract Date].

The following definition is revised as follows:

SECTION 2.01(a) INDEX

“Index” means the reference price, not including dividends, used to determine the Segment Rate of Return for a Segment Type. The currently designated Indices are shown in the Data Pages.

For purposes of this Contract, an Exchange Traded Fund (“ETF”) is considered an Index.

The following definition is revised as follows:

SECTION 2.01(f) SEGMENT

“Segment” means an Investment Option we establish with a specific Index, Segment Duration, Segment Buffer, Segment Maturity Date, Performance Cap Rate, and Participation Rate. We may offer [“Choice Segments”] which include a [“Choice Cost”] as described in the “Segment Rate of Return” Section of this Endorsement (Section 2.01(o).

The following definition is revised as follows:

SECTION 2.01(o) SEGMENT RATE OF RETURN

“Segment Rate of Return” means a rate equal to the Index Performance Rate multiplied by the Participation Rate adjusted to reflect the Performance Cap Rate and the Segment Buffer.

A [Choice Segment] will include a [Choice Cost] as shown in the table below. Your Segment Rate of Return for a [Choice Segment] is adjusted by the applicable [Choice Cost].

A	B		[C
If a [Choice Segment] has a positive Index Performance Rate and its duration is ...	Then the [current] [Choice Cost] is:		And will not exceed a maximum [Choice Cost] of:
[1 year]	[1	%]	[3	%]
[3 years]	[3	%]	[5	%]
[5 years]	[5	%]	[7	%]]

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[The current [Choice Cost] may be higher than the amount shown in Column B above but will never exceed the maximum [Choice Cost] shown in Column C. The [Choice Cost] will not change for any existing [Choice Segment] but may change for new [Choice Segments] offered after your Contract has been issued.]

We will waive the [Choice Cost] for any [Choice Segment] where the Performance Cap Rate minus the [current] [Choice Cost] that is applicable for that [Choice Segment] would not exceed the Performance Cap Rate for a Segment with the same Segment Buffer and Segment Start Date as that [Choice Segment].

Accordingly, your Segment Rate of Return is determined as follows:

	A	B	C
	If the Index Performance Rate multiplied by the Participation Rate:	Then the Segment Rate of Return will be:	Then the Segment Rate of Return for a [Choice Segment] will be:

1	Exceeds the Performance Cap Rate	Equal to the Performance Cap Rate	Equal to the Performance Cap Rate minus the [Choice Cost]

2	Is positive but is less than or equal to the Performance Cap Rate	Equal to the Index Performance Rate multiplied by the Participation Rate	Equal to the Index Performance Rate multiplied by the Participation Rate minus the [Choice Cost] but not less than zero

3	Is between zero and the Segment Buffer inclusive	Equal to 0%	Same as “3B”

4	Is more negative than the Segment Buffer	Negative, to the extent the percentage decline exceeds the Segment Buffer	Same as “4B”

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer ]	Secretary and Associate General Counsel ]

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